Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 11, 2023 – 10:30 A.M. MOUNTAIN TIME

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 11, 2023, and the voting results for each matter. Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 20, 2023, available on stantec.com or sedar.com. A total of 86,294,720 shares (77.76% of outstanding common shares) were represented in person or by proxy.

Management of Stantec recommended that shareholders vote FOR each director nominee listed in matter 1, Election of Directors. Management also recommended that shareholders vote FOR matter 2, Appointment of Auditors, and matter 3, Non-binding Advisory Vote on Executive Compensation, below:

1.	Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be 10. Each of the 10 nominees listed in Stantec’s Management Information Circular dated March 20, 2023 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	78,579,717	94.87	4,252,705	5.13
Martin A. à Porta	82,534,613	99.64	297,809	0.36
Shelley A. M. Brown	82,596,858	99.72	235,564	0.28
Angeline G. Chen	82,571,204	99.68	261,218	0.32
Patricia D. Galloway	82,351,209	99.42	481,213	0.58
Robert J. Gomes	82,075,267	99.09	757,155	0.91
Gordon A. Johnston	82,374,600	99.45	457,822	0.55
Donald J. Lowry	82,329,096	99.39	503,326	0.61
Marie-Lucie Morin	82,091,105	99.11	741,317	0.89
Celina J. Wang Doka	82,514,697	99.62	317,725	0.38

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as auditor of Stantec for 2023, and the directors were authorized to fix the remuneration of the auditor.

Votes For	% For	Votes Withheld	% Withheld
86,120,783	99.80	171,881	0.20

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 20, 2023 and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
79,627,964	96.13	3,204,457	3.87